Exhibit 99.2

FIRST QUARTER REPORT 2015

Eksportfinans ASA

Financial highlights 3

Report from the board of directors 4

Results 4

Balance sheet 5

Lending 5

Securities 6

Funding 6

Liquidity 6

Regulatory framework 7

Events after the balance sheet date 7

Condensed statement of comprehensive income 8

Condensed balance sheet 9

Condensed statement of changes in equity 10

Condensed cash flow statement 11

Notes to the condensed financial statements 12

Cover photo: Torunn Christensen (Kongen, Norway)

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited

Financial highlights

The information for the first quarters of 2015 and 2014 are unaudited.

First quarter

(NOK million) 2015 2014

Net interest income 101 120

Total comprehensive income 1) (142) (1,666)

Return on equity 2) (7.4%) (59.3%)

Net return on average assets and liabilities 3) 0.34% 0.34%

Net operating expenses / average assets 4) 0.14% 0.28%

Total assets 89,113 97,146

Loans outstanding 5) 37,462 51,827

Public sector borrowers or guarantors 6) 38.6% 32.1%

Core capital adequacy 25.0% 37.1%

Capital adequacy 7) 25.2% 38.5%

Exchange rate NOK/USD 8) 8.0895 5.9871

Definitions

1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 265 million for the first quarter of 2015 compared to net losses of NOK 2,334 million for the first quarter of 2014.

2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses—other income)/average assets (average of opening and closing balance).

5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.

6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

7) The core capital ratio and the capital ratio are lower at first quarter 2015 compared to first quarter 2014 due to the introduction of new capital regulations reflecting CRD IV, implemented by the Norwegian Financial Supervisory Authority as of September 30, 2014.

8) Exchange rate at balance sheet date.

First quarter report 2015 3

Report from the board of directors

Results

Net interest income

Eksportfinans performed in line with expectations in the first quarter of 2015.

Net interest income was NOK 101 million for the first quarter of 2015 compared to NOK 120 million for the same period in 2014. The lower net interest income was a result of the lower level of interest generating assets.

The net return on average assets and liabilities (see “Financial highlights” on page 3) was 0.34 percent for the first quarter of 2015, the same as for the corresponding period in 2014.

Profit/(loss) for the period

Total comprehensive income in the first quarter of 2015 was negative NOK 142 million, compared to negative NOK 1,666 million for the same period in 2014. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt.

Return on equity was negative 7.4 percent for the first quarter of 2015, compared to negative 59.3 percent for the first quarter of 2014. This was also due to the debt-related reversal of previously unrealized gains described above.

Table 1 below shows the calculation of the non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement (“PHA”), and the corresponding return on equity. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 61 million for the first quarter of 2015. This was an increase of NOK 33 million compared to the same period in 2014. The primary reason for this increase is a gain of around NOK 30 million related to the sale of ISK 2 billion at an Icelandic Central Bank auction. The ISK originated from a Supreme Court ruling in 2013 relating to a claim on Glitnir Banki HF, and had been frozen in an escrow account on Iceland due to exchange controls by the Icelandic Central Bank.

Net other operating income

Net other operating income was negative NOK 263 million for the first quarter of 2015 compared to negative NOK 2,332 million in the same period of 2014.

These negative figures are primarily due to large fluctuations in the credit spreads of Eksportfinans’ own debt. These credit spreads increased in late 2011, and have since recovered considerably, leading to unrealized losses for the company. In the first quarter of 2015, unrealized gains on Eksportfinans’ own debt amounted to NOK 55 million compared to unrealized losses of NOK 2,380 million in the corresponding period of 2014 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 256 million in the first quarter of 2015 (whereof around 245 million is due to the before mentioned credit spread effects), compared to an unrealized loss of NOK 2,379 million in the same period of 2014 (see note 15 to the accompanying unaudited condensed financial statements).

First quarter report 2015 4

Table 1: Non-IFRS profit for the period

First quarter

(NOK million) 2015 2014

Comprehensive income according to IFRS (142) (1,666)

Net unrealized losses/(gains) 281 2,320

Unrealized gains/(losses) related to Iceland 1) (2) 0

Tax effect of the items above (77) (626)

Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA 61 28

Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains)

hedged by the PHA 2) 3.2% 1.5%

1) Reversal of previously recognized gains/losses (at exchange rates applicable at reporting date).

2) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

The cumulative unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 2,054 million as of March 31, 2015 (whereof around NOK 2.0 billion is due to credit spread effects), compared to NOK 2,310 million as of December 31, 2014 and NOK 5,954 million as of March 31, 2014.

Total operating expenses

Total operating expenses amounted to NOK 33 million in the first quarter of 2015, compared to NOK 71 million for the same period in 2014. The main reason for this decrease is the high litigation expenses in the first quarter of 2014.

The key ratio of net operating expenses in relation to average assets was 0.14 percent in the first quarter of 2015, compared to 0.28 percent for the corresponding period in 2014. This decrease is again due to litigation expenses in the first quarter of 2014.

Balance sheet

Total assets amounted to NOK 89.1 billion at March 31, 2015, compared to NOK 85.6 billion at December 31, 2014, and NOK 97.1 billion at March 31, 2014. The increase compared to December 31, 2014 was due to the weakened NOK compared to mainly USD and EUR during the first quarter of 2015.

Outstanding bond debt was NOK 68.3 billion at March 31, 2015, compared to NOK 66.4 billion at December 31, 2014, and NOK 73.3 billion at March 31, 2014. Again, the increase in the last quarter was due to a weakened NOK as explained above.

The capital ratio was 25.2 percent at March 31, 2015 compared to 24.4 percent at December 31, 2014, and 38.5 percent at March 31, 2014. The core capital ratio was 25.0 percent at March 31, 2015 compared to 24.3 percent at December 31, 2014, and 37.1 percent at March 31, 2014. The decrease in the capital ratios since March 31, 2014 is due to the new capital regulations reflecting CRD IV, implemented by the Norwegian Financial Supervisory Authority (“FSA”) as of September 30, 2014. The company’s estimate of its core capital ratio at March 31, 2015 according to the capital regulations prior to the implementation of CRD IV was 45 percent (equivalent to December 31, 2014). The reasons for the decrease under the CRD IV regulations are changed risk weights on financial institutions, affecting mainly Eksportfinans’ bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Lending

Eksportfinans actively manages a considerable portfolio of loans.

The volume of outstanding export loans was NOK 34.9 billion at March 31, 2015, compared to NOK 36.1 billion at December 31, 2014, and NOK 46.7 billion at March 31, 2014.

First quarter report 2015 5

Eksportfinans' involvement in local government lending totaled NOK 2.6 billion at March 31, 2015, compared to NOK 3.0 billion at December 31, 2014 and NOK 5.1 billion at March 31, 2014.

Securities

The total securities portfolio was NOK 32.8 billion at March 31, 2015 compared to NOK 28.0 billion at December 31, 2014 and NOK 28.4 billion at March 31, 2014.

The securities portfolio consists of two different sub-portfolios. The first is subject to the PHA with Eksportfinans' shareholders which has been in place since February 29, 2008 (the "PHA portfolio"), and the second is maintained for the purpose of liquidity (referred to herein as the "liquidity reserve portfolio").

The fair value of the PHA portfolio was NOK 6.7 billion at March 31, 2015, compared to NOK 6.9 billion at December 31, 2014 and NOK 7.2 billion at March 31, 2014. The PHA portfolio will largely be held to maturity. For further information on the PHA see Note 14 to the accompanying unaudited condensed financial statements and the company's annual report on Form 20-F for the fiscal year ended December 31, 2014, (filed with the Securities and Exchange Commission on April 29, 2015).

The fair value of the liquidity reserve portfolio was NOK 26.1 billion at March 31, 2015, compared to NOK 21.1 billion at December 31, 2014 and NOK 21.2 billion at March 31, 2014.

Funding

As foreseen, Eksportfinans did not have the need to seek new funding from the markets during the first quarter of 2015.

Liquidity

As at March 31, 2015, short term liquidity amounted to NOK 31.3 billion, consisting of the liquidity reserve portfolio of NOK 26.1 billion and cash equivalents of NOK 5.2 billion. Including the PHA portfolio of NOK 6.7 billion, total liquidity reserves totaled NOK 38.0 billion at the end of first quarter 2015.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the

Table 2: Estimated cumulative liquidity

(NOK billion)	Estimated debt maturing [2]	Estimated loan receivables maturing [3]	Estimated investments maturing [4]	Estimated cumulative liquidity [5]
Short-term liquidity at March 31, 2015 [1]				31.3
2015	22.2	7.2	0.8	17.2
2016	27.4	11.8	1.5	3.1
2017	10.0	5.2	1.6	0.0
2018	1.9	3.6	0.4	2.0
2019	2.5	3.3	0.3	3.2
2020	0.6	2.3	0.4	5.3
2021	2.9	1.3	0.3	4.0
2022	0.7	0.9	0.3	4.4
2023	0.6	0.5	0.3	4.6
2024	0.4	0.4	0.2	4.8
Thereafter	2.9	1.1	0.7	3.6
Total	72.2	37.5	6.9	

1) Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits
2) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
3) Represents principal amount of loan receivables
4) Represents principal amount of investments in the PHA portfolio
5) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at March 31, 2015

First quarter report 2015 6

short and medium term.

A maturity analysis of financial liabilities based on expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

Table 2 above shows cumulative liquidity, as measured by short-term liquidity as of March 31 31, 2015, plus (i) the amounts of maturing loans and investments and minus (ii) the amounts of maturing bond debt, based on estimated maturities. For structured bond issues with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. For the figures in the table, call and trigger dates as estimated in models are applied in the classification of the maturities.

During the first quarter of 2015, the liquidity position has been affected by foreign exchange rate conversions and adverse movements in key market risk factors, primarily on the debt portfolio. In the first quarter of 2015, high levels on the JPY/USD exchange rate led to shorter estimated maturities on the structured bond portfolio. Market developments have been within the scenarios covered in the company’s liquidity planning activities and liquidity reserves together with cash inflows from the lending portfolio are expected to cover anticipated liquidity needs going forward. In addition to the liquidity shown above, the company has a committed USD 1 billion credit line with three major owner banks.

Regulatory framework

In 2012, related to regulations concerning the calculation of exposures to a single client, the Norwegian FSA granted extended time limits for loans which would otherwise have been in breach of the regulations. The exemption remained for one loan at March 31, 2015, and will stay in place until the loan has reached the regulatory level through scheduled repayments of principal.

Events after the balance sheet date

On April 30, 2015 Lehman Brothers International (Europe) (in administration) (LBIE) accepted Eksportfinans’ close-out amount payment in 2008 as full and final satisfaction of Eksportfinans payment obligations under the ISDA Master Agreements between LBIE and Eksportfinans. The contingency booked related to the mentioned ISDA agreement will be reversed in the second quarter of 2015. The accounting impact will be an income of approximately NOK 26 million.

Oslo, May 7, 2015 EKSPORTFINANS ASA The board of directors

First quarter report 2015 7

Condensed statement of comprehensive income

The information for the three months ended March 31, 2015 and 2014 are unaudited.

First quarter

(NOK million) 2015 2014 Note

Interest and related income 484 617

Interest and related expenses 383 497

Net interest income 101 120

Net commissions related to banking services (1) 1

Net gains/(losses) on

financial instruments at fair value (265) (2,334) 2,15

Other income 3 3

Net other operating income/(loss) (263) (2,332)

Total operating income (162) (2,212)

Salaries and other administrative expenses 28 65

Depreciations 4 4

Other expenses 1 2

Total operating expenses 33 71

Pre-tax operating loss (195) (2,283)

Taxes (53) (617)

Loss for the period (142) (1,666)

Other comprehensive income * 0 0

Total comprehensive income (142) (1,666)

*	Items that will not be reclassified to profit or loss

The accompanying notes are an integral part of these condensed financial statements.

First quarter report 2015 8

Unaudited

Condensed balance sheet

(NOK million)	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014	Note
Loans due from credit institutions [1]	10,720	12,370	15,734	4,6,7
Loans due from customers [2]	32,523	33,372	42,686	5,6,7
Securities	31,677	27,991	27,991	8
Repurchase receivable	1,109	0	423	8
Financial derivatives	7,959	7,071	5,691	
Intangible assets	3	4	5	
Property, equipment and investment property	214	217	210	9
Other assets	4,908	4,604	4,406	10
Total assets	**89,113**	**85,629**	**97,146**	
Deposits by credit institutions	1,110	0	415	
Bond debt [3]	68,345	66,413	73,253	11
Financial derivatives	5,837	5,129	6,014	
Taxes payable	394	372	9	
Deferred tax liabilities	153	229	1,498	
Other liabilities	4,455	4,600	4,538	12
Provisions	152	161	93	
Subordinated debt	1,048	965	916	
Total liabilities	**81,494**	**77,869**	**86,737**	
Share capital	2,771	2,771	2,771	
Reserve for unrealized gains	1,043	1,043	5,349	
Other equity	3,805	3,946	2,289	
Total shareholders' equity	**7,619**	**7,760**	**10,409**	
Total liabilities and shareholders' equity	**89,113**	**85,629**	**97,146**	

1) Of NOK 10,720 million at March 31, 2015, NOK 10,579 million is measured at fair value through profit or loss and NOK 141 million is measured at amortized cost. Of NOK 12,370 million at December 31, 2014, NOK 12,180 million is measured at fair value through profit or loss and NOK 190 million is measured at amortized cost. Of NOK 15,734 million at March 31, 2014, NOK 15,576 million is measured at fair value through profit or loss and NOK 158 million is measured at amortized cost.

2) Of NOK 32,523 million at March 31, 2015, NOK 15,067 million is measured at fair value through profit or loss and NOK 17,456 million is measured at amortized cost. Of NOK 33,372 million at December 31, 2014, NOK 15,207 million is measured at fair value through profit or loss and NOK 18,165 million is measured at amortized cost. Of NOK 42,686 million at March 31, 2014, NOK 22,455 million is measured at fair value through profit or loss and NOK 20,231 million is measured at amortized cost.

3) Of NOK 68,345 million at March 31, 2015, NOK 50,499 million is measured at fair value through profit or loss and NOK 17,846 million is measured at amortized cost. Of NOK 66,413 million at December 31, 2014, NOK 47,838 million is measured at fair value through profit or loss and NOK 18,575 million is measured at amortized cost. Of NOK 73,253 million at March 31, 2014, NOK 52,788 million is measured at fair value through profit or loss and NOK 20,465 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

First quarter report 2015 9

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital	Reserve unrealized gains [1]	Other equity	Comprehensive income [2]	Total equity
Equity at January 1, 2014	2,771	5,349	3,955	0	12,075
Profit/(loss) for the period	0	0	0	(1,666)	(1,666)
Equity at March 31, 2014	**2,771**	**5,349**	**3,955**	**(1,666)**	**10,409**
Equity at January 1, 2015	2,771	1,043	3,946	0	7,760
Profit/(loss) for the period	0	0	0	(142)	(142)
Equity at March 31, 2015	**2,771**	**1,043**	**3,946**	**(142)**	**7,619**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of March 31, 2015.

3) The allocation of income for the period between the reserve for unrealized gains and other equity show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 410 million and increased other equity by NOK 268 million. The closing balances would have been NOK 633 million for the reserve for unrealized gains, and NOK 4,214 million for other equity.

The accompanying notes are an integral part of these condensed financial statements.

First quarter report 2015 10

Unaudited

Condensed cash flow statement

First Quarter

(NOK million) 2015 2014

Pre-tax operating profit/(loss) (195) (2,283)

Provided by operating activities:

Accrual of contribution from the Norwegian government (40) (14)

Unrealized losses/(gains) on financial instruments at fair value 281 2,320

Depreciation 4 4

Principal collected on loans 3,156 6,461

Purchase of financial investments (trading) (8,931) (4,147)

Proceeds from sale or redemption of financial investments (trading) 3,906 1,962

Contribution paid by the Norwegian government 0 337

Taxes paid 0 0

Changes in:

Accrued interest receivable (82) (185)

Other receivables 10 (1,247)

Accrued expenses and other liabilities (279) 148

Net cash flow from operating activities (2,170) 3,356

Proceeds from sale or redemption of financial investments 0 126

Net cash flow from financial derivatives 3,621 730

Purchases of fixed assets (1) 0

Net cash flow from investing activities 3,620 856

Change in debt to credit institutions 1,110 416

Principal payments on bond debt (3,719) (4,408)

Net cash flow from financing activities (2,609) (3,992)

Net change in cash and cash equivalents *) (1,159) 220

Cash and cash equivalents at beginning of period 6,013 6,254

Effect of exchange rates on cash and cash equivalents 373 (88)

Cash and cash equivalents *) at end of period 5,227 6,386

*) Cash equivalents are defined as bank deposits with maturity less than three months.

The accompanying notes are an integral part of these condensed financial statements.

First quarter report 2015 11

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans’ first quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (IFRS), in line with IFRS as adopted by the European Union (EU). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2014) are the same as those applied in Eksportfinans’ annual financial statements of 2014. Those financial statements were approved for issue by the Board of Directors on February 13, 2015 and included in the company’s Annual Report on Form 20-F for the year-end December 31, 2014. These policies have been consistently applied to all the periods presented.

The information for the three months ended March 31, 2015 and 2014 is unaudited. The information as of and for the year ended December 31, 2014 is derived from the company’s audited consolidated financial statements as of and for the year ended December 31, 2014.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

First Quarter

(NOK million) 2015 2014

Securities held for trading (2) 0

Financial derivatives (15) (15)

Other financial instruments at fair value 33 1

Net realized gains/(losses) 16 (14)

Loans and receivables (5) 30

Securities 1) 34 225

Financial derivatives 2) (367) (194)

Bond debt 3) 4) 45 (2,376)

Subordinated debt and capital contribution securities 3) 4) 10 (4)

Other 2 (1)

Net unrealized gains/(losses) (281) (2,320)

Net realized and unrealized gains/(losses) (265) (2,334)

1) Net unrealized gains/(losses) on securities

First Quarter

(NOK million) 2015 2014

Securities held for trading 39 191

Securities designated as at fair value at initial recognition (5) 34

Total 34 225

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 15 of this report, is included with a loss of NOK 38 million as of March 31, 2015 and a loss of NOK 226 million as of March 31, 2014.

3) In the first quarter of 2015, Eksportfinans had an unrealized gain of NOK 55 million (loss of NOK 2,380 million in the corresponding period of 2014) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 256 million (loss of NOK 2,379 million in the same period of 2014).

4) In the first quarter of 2015, Eksportfinans had an unrealized loss of NOK 368 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 638 million in the corresponding period of 2014). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a gain of NOK 423 million (loss of NOK 1,742 million in the same period of 2014).

See note 15 for a presentation of the above table including effects from economic hedging.

First quarter report 2015 12

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company's capital ratio, due to changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Risk-weighted assets and off-balance sheet items

(NOK million)	Mar 31, 2015		Dec 31, 2014		Mar 31, 2014	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	89,113	21,476	85,629	22,213	97,146	13,371
Off-balance sheet items		48		70		20
Operational risk		1,847		1,847		2,315
Total currency risk		617		546		417
Total risk-weighted value		**23,989**		**24,677**		**16,123**

The company's regulatory capital

(NOK million and in percent of risk-weighted value)	Mar 31, 2015		Dec 31, 2014		Mar 31, 2014	
Core capital [1]	6,000	25.0 %	5,987	24.3 %	5,988	37.1 %
Additional capital [2]	37	0.2 %	37	0.1 %	220	1.4 %
Total regulatory capital [3]	**6,037**	**25.2 %**	**6,024**	**24.4 %**	**6,208**	**38.5 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.
3) These decreases in the capital ratios were due to the new capital regulations reflecting CRD IV, implemented by the Norwegian FSA as of September 30, 2014. The company's estimate of its core capital ratio at March 31, 2015 according to the capital regulations prior to the implementation of CRD IV is 45 percent. The core capital ratio at December 31, 2014 according to the capital regulations prior to the implementation of CRD IV is estimated to 45 percent. The reasons for the decreases under the CRD IV regulations are changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

4. Loans due from credit institutions

(NOK million)	Mar 31, 2015	Dec 31,2014	Mar 31, 2014
Cash equivalents [1]	5,227	6,013	6,386
Other bank deposits and claims on banks [3]	208	173	(230)
Loans to other credit institutions, nominal amount (also included in note 6) [2]	5,366	6,268	9,640
Accrued interest on loans and unamortized premium/discount on purchased loans	(17)	(16)	(6)
Adjustment to fair value on loans	(64)	(68)	(56)
Total	**10,720**	**12,370**	**15,734**

1) Cash equivalents are defined as bank deposits with maturity of less than three months.
2) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 3,887 million at March 31, 2015, NOK 4,770 million at December 31, 2014 and NOK 5,034 million at March 31, 2014.
3) Due to temporary payment variations.

First quarter report 2015 13

Unaudited 5. Loans due from customers

(NOK million) Mar 31, 2015 Dec 31, 2014 Mar 31, 2014

Loans due from customers,

nominal amount (also included in note 6) 32,096 32,906 42,188

Accrued interest on loans and unamortized premium/discount

on purchased loans 367 398 406

Adjustment to fair value on loans 60 68 92

Total 32,523 33,372 42,686

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million) Mar 31, 2015 Dec 31,2014 Mar 31, 2014

Loans due from credit institutions 5,366 6,268 9,639

Loans due from customers 32,096 32,906 42,188

Total nominal amount 37,462 39,174 51,827

Commercial loans 20,285 21,333 31,919

Government-supported loans 17,177 17,841 19,908

Total nominal amount 37,462 39,174 51,827

Capital goods 9,793 10,112 11,766

Ships 16,814 17,443 20,284

Export-related and international activities *) 8,229 8,535 14,615

Direct loans to Norwegian local government sector 1,891 2,345 2,913

Municipal-related loans to other credit institutions 700 700 2,210

Loans to employees 35 39 39

Total nominal amount 37,462 39,174 51,827

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) Mar 31, 2015 Dec 31,2014 Mar 31, 2014

Shipping 2,904 2,934 3,353

Renewable energy 1,950 1,950 4,994

Real estate management 1,041 995 858

Infrastructure 821 977 1,164

Banking and finance 618 626 1,815

Oil and gas 482 485 527

Consumer goods 300 450 1,275

Environment 113 118 628

Other categories 0 0 1

Total nominal amount 8,229 8,535 14,615

First quarter report 2015 14

Unaudited

7. Loans past due or impaired

(NOK million)	Mar 31, 2015	Dec 31,2014	Mar 31, 2014
Interest and principal installment 1-30 days past due	0	0	8
Not matured principal on loans with payments 1-30 days past due	0	0	209
Interest and principal installment 31-90 days past due	0	0	9
Not matured principal on loans with payments 31-90 days past due	10	0	45
Interest and principal installment more than 90 days past due	202	212	129
Not matured principal on loans with payments more than 90 days past due	333	329	146
Total loans past due	**545**	**541**	**546**
Relevant collateral or guarantees received *)	448	440	454
Fair value adjustment on loans past due	63	66	57
Impairments on loans measured at amortized cost	0	0	0

*) A total of NOK 97 million relates to exposure towards Icelandic banks as of March 31, 2015, NOK 101 million as of December 31, 2014 and NOK 92 million as of March 31, 2014, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 448 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 95 percent of the amounts in default. The remaining 5 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities and repurchase receivable

(NOK million)	Mar 31, 2015	Dec 31, 2014	Mar 31,2014
Trading portfolio	29,896	26,292	25,742
Repurchase receivable	1,109	0	423
Other securities at fair value through profit and loss	1,781	1,699	2,249
Total	**32,786**	**27,991**	**28,414**

9. Property, equipment and investment property

(NOK million)	Mar 31, 2015	Dec 31, 2014	Mar 31,2014
Buildings and land in own use	128	130	125
Investment property	78	79	77
Total buildings and land	**206**	**209**	**202**
Other fixed assets	8	8	8
Total fixed assets and investment property	**214**	**217**	**210**

First quarter report 2015 15

Unaudited 10. Other assets

(NOK million) Mar 31, 2015 Dec 31, 2014 Mar 31,2014

Settlement account 108 Agreement 176 182 122

Cash collateral provided 3,450 3,181 4,156

Collateral deposit *) 1,213 1,115 0

Other 69 126 126

Total other assets 4,908 4,604 4,406

*)The Collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations. The agreement was entered into in 2014.

11.	Bond debt

(NOK million) Mar 31, 2015 Dec 31, 2014 Mar 31,2014

Bond debt 68,031 66,157 79,842

Adjustment to fair value on debt (653) (607) (7,543)

Accrued interest 967 863 954

Total bond debt 68,345 66,413 73,253

12.	Other liabilities

(NOK million) Mar 31, 2015 Dec 31, 2014 Mar 31,2014

Grants to mixed credits 48 44 46

Cash collateral received 4,364 4,508 4,413

Other short-term liabilities 43 48 79

Total other liabilities 4,455 4,600 4,538

13.	Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas.

First quarter report 2015 16

Unaudited

Income and expenses divided between segments

	Export lending		Municipal lending		Securities	
	First quarter		First quarter		First quarter	
(NOK million)	2015	2014	2015	2014	2015	2014
Net interest income [1]	**68**	**79**	**2**	**7**	**31**	**34**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	31	0	0	0	(17)	(15)
Income/expense allocated by volume [4]	1	1	0	0	1	1
Net other operating income	**32**	**1**	**0**	**0**	**(16)**	**(14)**
Total operating income	**100**	**80**	**2**	**7**	**15**	**20**
Total operating expenses	**14**	**42**	**1**	**2**	**18**	**27**
Pre-tax operating profit/(loss)	**86**	**38**	**1**	**5**	**(3)**	**(7)**
Taxes	24	9	0	1	(1)	(2)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**62**	**29**	**1**	**4**	**(2)**	**(5)**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	First quarter	
(NOK million)	2015	2014
Export lending	62	29
Municipal lending	1	4
Securities	(2)	(5)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**61**	**28**
Net unrealized gains/(losses) [1]	(281)	(2,320)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	2	0
Tax effect of the items above	77	626
Total comprehensive income	**(142)**	**(1,666)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

First quarter report 2015 17

Unaudited

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	PHA [5]
Balance January 1, 2015	4,311	553	89	14,494	(542)
Change in the period	(881)	60	8	(3,269)	(26)
Balance March 31, 2015	**3,430**	**613**	**97**	**11,225**	**(568)**
Balance January 1, 2014	4,732	312	73	16,622	(295)
Change of balance January 1, 2014 [6]	0	0	0	1,455	0
Change in the period	(151)	765	(2)	(945)	(143)
Balance March 31, 2014	**4,581**	**1,077**	**71**	**17,132**	**(438)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties.
6) Balance at January 1, 2014, has been changed in 2014, due to internal corrections.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 1 billion to the company, an Eksportfinans initiated reduction from a former USD 2 billion agreement. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2014. Eksportfinans has not utilized this credit facility.

First quarter report 2015 18

Unaudited	15. Market risk—effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company’s management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

First quarter

(NOK million) 2015 2014

Securities 1) (17) (15)

Other financial instruments at fair value 1) 33 1

Net realized gains/(losses) 16 (14)

Loans and receivables 1) (3) 28

Securities 1) (16) 0

Bond debt 1) 2) 3) (254) (2,367)

Subordinated debt and capital contribution securities 1) 2) 3) (2) (12)

Other financial instruments at fair value 1) 1 (1)

Net unrealized gains/(losses) (274) (2,352)

Financial derivatives related to the 108 Agreement 4) (7) 32

Net realized and unrealized gains/(losses) (265) (2,334)

1) Including financial derivatives with purpose of economic hedging.

2) Accumulated net gain on own debt is NOK 2,054 million as of March 31, 2015, compared to NOK 5,954 million as of March 31, 2014.

3) In the first quarter of 2015, Eksportfinans had an unrealized loss of NOK 256 million (loss of NOK 2,379 million in the same period of 2014) on its own debt, net of derivatives.

4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’. For the first quarter of 2015 and 2014, the company recorded NOK 481 million and NOK 626 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 770 million and NOK 821 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded positive NOK 3 million, and negative NOK 9 million, respectively, of interest income on economic hedging instruments and negative NOK 386 million and negative NOK 325 million, respectively, of interest expense on economic hedging instruments.

First quarter report 2015 19

Unaudited

16. Maturity analysis

Maturity analysis of financial assets and liabilities based on expected maturities at March 31, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	4,396	812	207	2,888	228	8,531
Loans and receivables due from customers	259	309	3,741	15,787	18,471	38,568
Securities	439	2,145	12,500	9,883	4,762	29,729
Derivatives net settled	15	524	774	871	498	2,681
Derivatives gross settled (pay leg)	(8,601)	(6,566)	(18,730)	(16,599)	(4,447)	(54,943)
Derivatives gross settled (receive leg)	9,436	6,898	20,332	18,073	4,711	59,450
Cash collateral	0	3,450	0	0	0	3,450
Total assets	**5,944**	**7,572**	**18,824**	**30,903**	**24,223**	**87,467**
Liabilities						
Deposits	1,110	0	0	0	0	1,110
Non-structured bond debt	0	2,682	11,127	37,077	2,781	53,667
Structured bond debt	2,772	970	3,556	5,144	5,978	18,419
Derivatives net settled	70	79	467	1,820	319	2,757
Derivatives gross settled (pay leg)	2,094	4,825	2,935	5,939	3,163	18,955
Derivatives gross settled (receive leg)	(1,739)	(4,149)	(2,770)	(4,650)	(3,119)	(16,427)
Cash collateral	0	4,364	0	0	0	4,364
Subordinated loans	0	0	1,061	0	0	1,061
Total liabilities	**4,307**	**8,771**	**16,376**	**45,330**	**9,122**	**83,905**

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,143	13	1,068	2,672	254	9,149
Loans and receivables due from customers	305	441	3,536	16,177	19,289	39,748
Securities	493	1,704	11,441	10,845	2,602	27,084
Derivatives net settled	15	85	1,111	1,158	540	2,910
Derivatives gross settled (pay leg)	(5,184)	(8,859)	(17,463)	(20,948)	(4,623)	(57,076)
Derivatives gross settled (receive leg)	5,622	9,167	18,400	22,738	4,853	60,781
Cash collateral	0	4,508	0	0	0	4,508
Total assets	**6,394**	**7,059**	**18,093**	**32,642**	**22,915**	87,104
Liabilities						
Non-structured bond debt	27	153	12,514	34,343	2,564	49,601
Structured bond debt	388	786	5,530	9,156	5,111	20,972
Derivatives net settled	79	84	412	1,821	384	2,779
Derivatives gross settled (pay leg)	560	96	5,746	5,099	1,802	13,304
Derivatives gross settled (receive leg)	(560)	(92)	(4,664)	(4,020)	(1,777)	(11,113)
Cash collateral	0	3,181	0	0	0	3,181
Subordinated loans	0	0	977	0	0	977
Total liabilities	**494**	**4,207**	**20,514**	**46,399**	**8,085**	**79,699**

First quarter report 2015 20

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at March 31, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	4,019	13	906	3,955	321	9,213
Loans and receivables due from customers	1,633	2,600	4,092	21,153	23,932	53,410
Securities	977	3,345	14,497	6,688	4,237	29,744
Derivatives net settled	12	505	809	2,097	1,042	4,466
Derivatives gross settled (pay leg)	(795)	(1,401)	(4,030)	(7,790)	(8,458)	(22,474)
Derivatives gross settled (receive leg)	831	1,461	4,410	9,342	9,692	25,736
Cash collateral	0	4,413	0	0	0	4,413
Total assets	**6,677**	**10,935**	**20,684**	**35,446**	**30,765**	**104,507**
Liabilities						
Deposits by credit institutions	415	0	0	0	0	415
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	0	628	9,950	37,021	4,039	51,639
Structured bond debt	1,986	561	4,804	8,268	18,997	34,616
Derivatives net settled	48	126	477	2,078	595	3,324
Derivatives gross settled (pay leg)	9,193	14,316	16,720	20,712	8,163	69,105
Derivatives gross settled (receive leg)	(9,075)	(14,050)	(16,251)	(19,343)	(9,335)	(68,054)
Cash collateral	0	4,156	0	0	0	4,156
Subordinated loans	0	0	42	911	0	953
Capital contribution securities	0	0	0	0	0	0
Total liabilities	**2,567**	**5,738**	**15,742**	**49,647**	**22,459**	**96,154**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

17. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2014.

17.1 Sensitivity analysis

Loans due from credit institutions or customers:

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	March 31, 2015		March 31, 2014	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.7)	5.2 %	(0.8)	11.6 %
Loans to municipalities	(0.9)	9.4 %	(1.4)	9.2 %
Collaboration loans	(0.3)	17.9 %	(0.7)	13.6 %
Guaranteed loans	(3.4)	67.5 %	(4.8)	65.6 %
Total loans		**100.0 %**		**100.0 %**

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis points to 150 basis points as of March 31, 2015 (from -6 basis points to 191 basis points as of March 31, 2014). For the combined total lending portfolio over the past two years credit spreads have changed less than 1 basis point per month in 95 percent of the time, representing NOK 5 million. As of March 31, 2014 a 95 percent confidence interval was 2 basis points representing NOK 16 million.

First quarter report 2015 21

Unaudited

Securities:

Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors as of March 31, 2015. Among the nine different quote providers, the major price provider (Bloomberg) covered 88 percent as of March 31, 2015 (82 percent as of March 31, 2014).

For the remaining, one security had such short time to expected maturity that par value was used. Par value was also used on one government related security (rated AAA and final maturity in 2015). Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	March 31, 2015	March 31, 2014
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	9.0	11.0
Structured bond debt	7.0	18.0

The spreads applied for fair value measurement of bond debt are in the range from 122 basis points to 157 basis points as of March 31, 2015 (from 193 basis points to 220 basis points as of March 31, 2014).

Subordinated debt:

Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of March 31 2015 by approximately NOK 0.8 million (NOK 1.6 million as of March 31, 2014). The spread applied for fair value measurement of the subordinated debt is 122 basis points as of March 31, 2015, resulting in a price of 103.48. As of March 31, 2014 the spread applied for fair value measurement of the subordinated debt was 198 basis points, resulting in a price of 105.41.

17.2 Financial assets measured at fair value through profit or loss

	March 31, 2015				March 31, 2014			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	655	9,526	396	10,577	2,377	12,791	399	15,568
Loans due from customers	0	1,255	13,811	15,066	0	2,197	20,257	22,454
Securities	0	32,785	0	32,785	0	27,991	0	27,991
Financial derivatives	0	6,691	1,268	7,959	0	4,068	1,622	5,691
Other assets	0	3,450	0	3,450	0	4,156	0	4,156
Total fair value	655	53,707	15,475	69,837	2,377	51,204	22,278	75,859

17.3 Financial liabilities measured at fair value through profit or loss

	March 31, 2015				March 31, 2014			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	1,110	0	1,110	0	415	0	415
Unstructured bond debt	0	33,381	0	33,381	0	27,134	0	27,134
Structured bond debt	0	0	17,119	17,119	0	0	25,654	25,654
Financial derivatives	0	4,359	1,479	5,837	0	4,075	1,939	6,014
Other liabilities	0	4,369	0	4,369	0	4,417	0	4,417
Subordinated debt	0	0	1,048	1,048	0	0	916	916
Total fair value	0	43,219	19,645	62,864	0	36,041	28,509	64,550

First quarter report 2015 22

Unaudited

Movement of level 3 financial assets

(NOK million)	From January 1, 2015 to March 31, 2015 Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	From January 1, 2014 to March 31, 2014 Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	384	13,471	1,408	15,263	476	22,580	1,428	24,483
Total gains or losses *)	31	785	16	832	(6)	(160)	267	101
Settlements	(20)	(445)	(155)	(620)	(71)	(2,163)	(72)	(2,306)
Closing balance	396	13,811	1,268	15,475	399	20,257	1,622	22,278
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	31	785	76	893	(6)	(160)	401	235

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial liabilities

(NOK million)	From January 1, 2015 to March 31, 2015 Bond debt	Financial derivatives	Sub ordinated debt	Total	From January 1, 2014 to March 31, 2014 Bond debt	Financial derivatives	Sub ordinated debt	Total
Opening balance	19,922	913	965	21,800	25,502	2,208	902	28,612
Total gains or losses *)	(413)	596	83	266	1,738	(237)	15	1,516
Settlements	(2,391)	(30)	0	(2,421)	(1,586)	(33)	0	(1,619)
Closing balance	17,119	1,479	1,048	19,645	25,654	1,939	917	28,510
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	741	656	83	1,479	1,506	(102)	15	1,419

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

17.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

(NOK million)	Mar 31, 2015 Fair value	Carrying value	Dec 31,2014 Fair value	Carrying value	Mar 31, 2014 Fair value	Carrying value
Assets						
Loans due from credit institutions	10,667	10,720	13,214	12,370	15,705	15,734
Loans due from customers	35,408	32,523	36,448	33,372	45,909	42,686
Securities	31,677	31,677	27,991	27,991	27,991	27,991
Repurchase receivable	1,109	1,109	0	0	423	423
Financial derivatives	7,959	7,959	7,071	7,071	5,691	5,691
Other assets	4,908	4,908	4,605	4,605	4,406	4,406
Liabilities						
Deposits by credit institutions	1,110	1,110	0	0	415	415
Non-structured bond debt	53,487	51,227	48,879	46,491	60,751	47,599
Structured bond debt	17,119	17,119	19,922	19,922	25,654	25,654
Financial derivatives	5,837	5,837	5,129	5,129	6,015	6,015
Other liabilities	4,460	4,455	4,604	4,599	4,543	4,538
Subordinated debt	1,048	1,048	965	965	916	916

First quarter report 2015 23

Unadudited 18. Contingencies

Although we are no longer making new loans under the 108 Agreement, the 108 Agreement will remain in effect until all loans issued pursuant to the 108 Agreement have been repaid. Certain practices and procedures that were historically followed under the 108 Agreement were implicitly based on the expectation that the Company would be continuing to make new loans pursuant to the 108 Agreement. As this is no longer the case, there can be no assurance that eitherwe or the Ministry of Trade, Industry and Fisheries (the Ministry) will not determine that changes to the practices and procedures are appropriate. In particular, prior to November 11, 2011, the Company historically followed a procedure in respect of the settlement account of the 108 Agreement which adjusted for differences in funding costs at the date of disbursement and at the date of prepayment of Government supported loans. Subsequent to the discontinuation of its activities in making new Government supported loans, the Company has proposed that such procedures no longer are appropriate. As the Ministry does not agree, the matter will, in accordance with the 108 Agreement, be referred to a court of arbitration. There can be no assurance as to the result of such proceedings. A judgment against the Company could result in the Company being required to transfer amounts to the settlement account of the 108 Agreement that are larger than currently planned, which could adversely affect our results of operations or financial position.

19.	Events after the balance sheet date

On April 30, 2015 Lehman Brothers International (Europe) (in administration) (LBIE) accepted Eksportfinans’ Close-out Amount payment in 2008 as full and final satisfaction of Eksportfinans payment obligations under the ISDA Master Agreements between LBIE and Eksportfinans. The contingency booked related to the mentioned ISDA agreement will be reversed in the second quarter of 2015. The accounting impact will be an income of approximately NOK 26 million.

First quarter report 2015 24